September 18, 2024

Noah Hershcoviz
Chief Executive Officer
Hub Cyber Security Ltd.
2 Kaplan St.
Tel Aviv, Israel 6473403

       Re: Hub Cyber Security Ltd.
           Form 20-F for the Year Ended December 31, 2023
           File No. 001-41634
Dear Noah Hershcoviz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 84

1. Your current results of operations discussion appears to solely focus on quantifying changes in line items between periods. Please revise your discussion for all periods presented to also include detailed qualitative descriptions of the reasons underlying material changes in each line item, including where material changes within a line item offset one another. Please also ensure that your revised discussion also provides a qualitative and quantitative description of changes in segment operating results and addresses any trends or events likely to have a material impact on your business. For example, we note your disclosure on page 8 that a large contract in your Professional
       Services division expired in December 2023 and that two large vendors have ceased supplying products to that division. Refer to Item 5 of Form 20-F.
2. Over the past three years, you completed several mergers and acquisitions, including ALD
       (June 2021), Comsec (November 2021), and Legacy (May 2022). Per disclosures beginning on page F-39, we note that as of December 31, 2023, you discontinued all of
 September 18, 2024
Page 2

       Comsec's business operations. We also note that in 2022 you recognized $8.7 million in asset impairments associated with the Legacy acquisition and in 2023, you recognized $9 million in impairment charges associated with your ALD business.

       Please revise your discussion of the results of operations to address the material trends and other factors that led to these negative outcomes within such a short period after acquisition. Considering your disclosure on page 81 that the Comsec acquisition and ALD merger were significant drivers of your revenue and expense growth during 2022 and
       2023, please also address how you expect the loss of the Comsec business will impact your operating results, cash flows and financial condition. Refer to
Item 5 of Form 20-F.
Audited Financial Statements
Note 1 - General
f. Internal investigations, page F-16

3. Please tell us in greater detail how and when you first became aware of the misappropriation allegations against Mr. Moshe and Ms. Bitan. We note that in your Form
       6-K filed April 20, 2023, you indicated that the allegations were raised during on-going reviews by the new management of the Company but no timeframe or other context was provided.
Note 22 - Commitments, Guarantees, Charges and Contingent Liabilities, page
F-63

4. On page F-26, you mention a provision for present legal or constructive obligations as a result of past events. Please tell us, in detail, how you determined that your disclosures within Note 22 (or elsewhere) comply with paragraphs 84-88 of IAS 37. If you believe that any of these disclosure requirements are not applicable to your facts and circumstances, please explain how you arrived at that conclusion.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology